Exhibit 99.1

3SBio Inc. Announces Results of Annual General Meeting

SHENYANG, China, Oct. 20 /PRNewswire-Asia-FirstCall/ — 3SBio Inc. (Nasdaq: SSRX) (“3SBio” or “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced the results of its annual general meeting of shareholders held on October 12, 2009.

At the meeting, the Company’s shareholders re-elected Dr. Jing Lou and Mr. Moujia Qi to serve as members of the Board of Directors, until the expiration of their term. The Company’s shareholders also ratified the appointment of Ernst & Young Hua Ming to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China.

For more information, please visit 3SBio on the web at http://www.3SBio.com.

For more information, please contact:

Investor Contacts

Bo Tan

Chief Financial Officer

3SBio Inc.

Tel: +86-24-2581-1820

Email: ir@3SBio.com

Tom Folinsbee

Director of Investor Relations

3SBio Inc.

Tel: +852-8191-6991

Email: ir@3SBio.com

SOURCE 3SBio Inc.